Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

CEPHEID

1.25% Convertible Senior Notes Due 2021

SUPPLEMENTAL INDENTURE

DATED AS OF November 4, 2016

Wells Fargo Bank, National Association as Trustee

SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE (“Supplemental Indenture”) dated as of November 4, 2016, is between Cepheid, a California corporation (the “Company”), and Wells Fargo Bank, National Association, a national banking association (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of February 10, 2014 (the “Indenture”), pursuant to which the Company issued its 1.25% Convertible Senior Notes Due 2021 (the “Notes”);

WHEREAS, on September 2, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Danaher Corporation, a Delaware corporation (“Danaher”) and Copper Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Danaher (“Merger Sub”);

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, Merger Sub will merge with and into the Company (the “Merger”) and the Company will continue as a wholly owned subsidiary of Danaher;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each share of Common Stock of the Company will be converted into the right to receive $53.00 in cash, without interest and less any applicable withholding taxes;

WHEREAS, in connection with the foregoing, Section 10.01(g) and 14.07 of the Indenture provide that the Company shall execute a supplemental indenture providing that each Note shall, without the consent of any Holder of Notes, become convertible into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have been entitled to receive; and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

WHEREAS, the parties to the Indenture intend that the Supplemental Indenture has not resulted in a material modification of the Notes for the purposes determining whether the Notes are “grandfathered obligations” (as defined in Treasury Regulations § 1.1471-2(b)(2)) under the Foreign Account Tax Compliance Act.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

AGREEMENTS OF PARTIES

Section 2.01. Stock Price. The definition of the Stock Price with respect to Common Stock in Section 14.03(c) of the Indenture is hereby deleted and replaced in its entirety with the following:

“Stock Price” means, with respect to a share of Common Stock, $53.00.

Section 2.02. Conversion of Notes. In accordance with Section 14.07 of the Indenture, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to (i) $1,000 divided by (ii) the Conversion Price of $65.0974, or 15.3616 shares of Common Stock, immediately prior to the Merger would have owned or been entitled to receive (the “Reference Property”), which will be cash equal to $814.16 per $1,000 principal amount of Notes. Accordingly, any reference to a share of Common Stock in the Indenture shall be deemed a reference to a right to receive an amount in cash equal to $53.00, and the provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the Reference Property.

ARTICLE 3

MISCELLANEOUS PROVISIONS

Section 3.01. Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee and as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03. Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04. No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties to the Indenture, as supplemented hereby, and their successors, and to the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05. Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality and enforceability of the remaining provisions shall not be impaired thereby.

Section 3.06. Headings. The titles and headings of the articles and sections of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07. Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.08. Governing Law. This Supplemental Indenture shall be construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Section 3.09. Counterpart Signatures. This Supplemental Indenture may be signed by the parties hereto in multiple counterparts. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this First Supplement Indenture as to the parties hereto and may be used in lieu of the original First Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CEPHEID

By:	/s/ Daniel E. Madden
Name: Daniel E. Madden
Title: Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Maddy Hughes
Name: Maddy Hughes
Title: Vice President

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